FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which is being published in Switzerland on 11 March 2010 by HSBC
Private Bank (Suisse) SA, a wholly-owned subsidiary of HSBC Holdings plc.

11 March 2010

HSBC PRIVATE BANK (SUISSE) SA
VICTIM OF DATA THEFT AND APOLOGISES TO CLIENTS

HSBC Private Bank (Suisse) SA (the 'bank') today reported on the extent of a serious data theft in Switzerland affecting a proportion of its Swiss-based accounts. Earlier this month, the Swiss authorities passed data files to the bank which showed that client information had been compromised. As a result, the bank is contacting customers to explain and apologise for the threat to their privacy. The bank does not believe that the stolen data has or will allow any third party to access any client account.

It is now clear that the theft, which was perpetrated by a former IT employee about three years ago, involves approximately 15,000 existing clients who had accounts with the bank in Switzerland before October 2006. The stolen client information is limited to accounts in Switzerland, excluding ex-HSBC Guyerzeller accounts.  There is no data compromised for any branches of the bank outside Switzerland, which operate on separate systems and security, or other entities within the HSBC Group,

"We deeply regret this situation and unreservedly apologise to our clients for this threat to their privacy," said Alexandre Zeller, CEO of HSBC Private Bank (Suisse) SA.  "We are determined to protect our clients' interests and are taking every necessary measure to do so, actively contacting all our clients with Swiss-based accounts."

Copies of a significant portion of the data were returned to the bank on 3 March 2010 by the Swiss Federal Prosecutor. The French authorities had previously seized the files from the former IT employee, who absconded from Switzerland while under investigation, before passing copies to the Swiss Federal Prosecutor.

The bank is doing its utmost to ensure that this cannot happen again and has already made significant improvements to its security, spending over SFR100 million to upgrade systems and improve security.

The bank is cooperating with the Swiss authorities and continues its own investigations, and a criminal investigation led by the Swiss Federal Prosecutor is underway. The Swiss authorities confirmed to us that they will not support the use of the stolen data to answer requests from foreign authorities. The French authorities have informed the Swiss authorities that the data they hold will not be used inappropriately.

Private Banking is a core business of the HSBC Group. The strength of HSBC's brand, capital position and extensive global network provides a foundation from which Private Banking will continue to deliver professional and personal services in Switzerland and the rest of the world.

Media enquiries to:

Pascal Dubey	Jezz Farr
+41 (0) 79 251 7609	+44 (0) 7770 605 944
pascal.dubey@hsbcpb.com	jezz.farr@hsbc.com

Note to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                            Date:  11 March 2010